Exhibit 12.1

Statement of Computation of Ratios
Preferred Apartment Communities, Inc.
Ratio of Earnings to Fixed Charges

Six months
ended June 30,
2011
Fixed Charges:
Interest expensed	$413,100
Amortization of deferred loan costs related to mortgage indebtedness	21,541

Fixed Charges	434,642

Earnings:
Net loss	(4,413,848)
Add: Fixed charges	434,642

Earnings	$(3,979,206)

Ratio of Earnings to Fixed Charges	(A )

(A)  Due to the net loss incurred, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $4.4 million to achieve a coverage of 1:1 for the six months ended June 30, 2011.